SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                       No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 14, 2007, entitled “SMIC and Agilent Technologies Joint Establish RFIC Test Lab.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: March 20, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 14, 2007, entitled “SMIC and Agilent Technologies Joint Establish RFIC Test Lab.”

Exhibit 99.1

[Press Release]

SMIC and Agilent Technologies Joint Establish RFIC Test Lab

Optimizing RFIC development process to promote China’s IC industry development

Shanghai, China, Mar. 14, 2007 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), one of the largest chip foundries in the world, and Agilent Technologies Inc. (“Agilent”,NYSE: A), the world’s premier measurement company, today jointly announced the establishment of the SMIC-Agilent RFIC Joint Lab.

This lab will provide strong technical support to the R&D, design, tape-out and test for wireless communications RFIC and its modules as well as mobile communications terminals in China. The establishment of this lab will promote the design capability of RFIC design companies, reduce time for tape-out design, enhance one-time success rate, and ensure faster time to market for RFIC companies.

Located in SMIC, this lab adopts Agilent’s industry-leading EDA solutions, model creating systems and RF microwave measurement equipments. It has advanced capabilities in RF design simulation, up to 40GHz parameter abstraction and model creating, and up to 40GHz wafer-level and board-level measurement. Customers can benefit from not only precise measurement data at both wafer level and board level, but also professional technical support and consulting services from the Lab.

“Agilent is the leading provider of RF EDA tools and communications test and measurement equipments in the world. We’re honored to work with Agilent as a partner. Agilent’s technical support and consulting services have made great contribution to optimizing the RFIC design process of SMIC,” said Dr. Lee Yang, Fellow of SMIC. “In addition, we’d also like to thank Cascade, the world leading electrical measurement company, for their participation in this project and their equipment support. With the RFIC Joint Lab, customers now can carry out the process of test and verification immediately after tape-out in SMIC and reduce the time to market. The partnership between SMIC and Agilent will drive the development of the mobile communications and RF microwave IC industries in China.”

“SMIC has a solid technical background and enormous market potential for future growth. We’re honored to work with SMIC and to provide technical support,” said Su Hai, General Manager of Agilent Technologies, Asia Pacific. “Agilent’s RFIC EDA tools, model creating tools and RF microwave test solutions have played a significant role in both Agilent’s internal high-frequency and microwave product design process and customer implementations. We intent to further extend our partnership with SMIC in technology and marketing in the future.”

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

About Agilent Technologies

Agilent Technologies Inc. (NYSE: A) is the world’s premier measurement company and a technology leader in communications, electronics, life sciences and chemical analysis. The company’s 19,000 employees serve customers in more than 110 countries. Agilent had net revenue of $5.0 billion in fiscal 2006. Information about Agilent is available on the Web at www.agilent.com.

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